Jordan K. Thomsen
                                            Assistant Vice President and Counsel
                                                                   (212)314-5431
                                                                 August 13, 2010



VIA EMAIL
Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


         RE:  AXA Equitable Life Insurance Company:
              ------------------------------------
              Separate Account No. 49 of AXA Equitable Life Insurance Co. Protected Capital Strategies
              Initial Registration Statement filed on Form N-4
              File Nos. 811-07659 and 333-165395, and
              Initial Registration Statement filed on Form S-3
              File No. 333-165396

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to your letter dated July 30, 2010, which provided the SEC staff's additional comments to our response letter dated June 22, 2010 to your original comment letter, dated June 4, 2010, on the above-referenced registration statements. We set forth each specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the filing of the initial registration statements. The page reference numbers in the responses refer to the draft prospectus attached to this letter. Item references are to the Item numbers set forth in Form N-4 or Form S-3 as applicable.

COMMENT 1.    GENERAL
              -------

       COMMENT 1.a.
       We had asked that you revise the "Calculation of Registration Fee" as it is not clear why the values appearing in the table are appropriate. These values included some $1.4 million as the amount of interests to be registered and as the maximum aggregate offering price, and an offering price per unit of "100%."

       In response, you explained that there is some variation in the manner in which registrants complete the Calculation of Registration Fee table in Form S-3 and S-1 registration statements relating to insurance products, due to due to the fact that the table was not designed with such products in mind. You noted that the $1.4 million reflected the minimum dollar amount that could be registered using a $100 filing fee. You agreed to replace the 100% with Not Applicable.

       We believe the "Amount to be registered" column is to reflect the number of units of interest, not dollar amounts. As you have noted, these interest are sold only in dollar amounts, not units. Accordingly, we believe it more appropriate to leave the column blank or footnoted to note that the interests are sold only in dollar amounts, and to enter the dollar amount in the "maximum aggregate offering price" column. Please ensure that the correct dollar amount is noted in this column.

       RESPONSE 1.a.
       The recommended changes have been made to the "Calculation of Registration Fee."


       COMMENT 1.b.
       We had asked that you explain to the staff whether AXA intends to offer additional similar options through separate registration statements. You responded that the Company does not expect to file a new 1933 Act registration statement in order to use the PIO in connection with any variable contract in addition to Protected Capital Strategies.

       In support of this position, you stated that the Protected Investment Option ("PIO") prospectus disclosure that would be used in connection with any additional forms of variable contracts would be substantially similar to the PIO prospectus disclosure that is used in connection with Protected Capital Strategies. You also noted that a single 1933 Act registration statement (e.g., "MVA" products) can be used with more than one variable contract prospectus filed on Form N-4

       Please note that the staff does not believe this approach is appropriate where the prospectus for the general account security contains disclosure is a virtual copy of the prospectus for the variable contract. If the registrant wishes to incorporate the description of a general account security such as the PIO provided on Form S-3 into future variable annuity contracts on Form N-4, it should use a stand-alone prospectus that only described the features of that general account security.

       RESPONSE 1.b.
       The staff's position has been noted.


       COMMENT 1.c.
       Please clarify supplementally in what states the registrant has filed to offer the product and what the status of those filings is.

       RESPONSE 1.c.
       Our response to this comment was provided through a separate letter date August 6, 2010.


       COMMENT 1.d.
       The staff is concerned with the use of the word "Protected" in the name "Protected Investment Option" and "Protected Capital Strategies." The staff believes that the terms could mislead investors in an insurance product as to the risks that the products entail. Please either revise the name used to describe the option and the contract or clarify supplementally why you believe the phrase would not mislead investors.

       RESPONSE 1.d.
       Our response to this comment was provided through a separate letter date August 6, 2010.


       COMMENT 1.e.
       Notwithstanding the inclusion of a Glossary, after further review we believe the disclosure becomes difficult to follow where terms that have not been defined in the text are used for the first time. See, e.g., the fourth and fifth bullet points in the Protected Investment Option subsection of the Key Features section. Please revise the prospectus to define terms the first time they are used and avoid defined terms in the prospectus to the extent possible.

       RESPONSE 1.e.
       We experimented with several approaches that would clearly define terms the first time they were used without cluttering the presentation of the disclosure. The purpose of the "At a glance - key features" and "Risk factors" sections, where most defined terms are used for the first time, was undermined when we attempted to insert definitions.
       Those sections are meant to be concise and digestible. As a compromise solution, we now provide a clear cross-reference to the "Definition of key terms" and "Contract features and benefits" sections in both the "At a glance - key features" and "Risk factors" sections. It was unavoidable to use defined terms in those discussions, but we would like to point out that the "At a glance - key features" section immediately follows "Definitions of key terms" and "Risk factors" appears only three pages later. Please note, that beginning after "Risk factors" we have inserted prominent definitions for all key terms the first time they appear. We feel this is more appropriate and user-friendly, because definitions are now presented in sections where they are first discussed in detail.


PROSPECTUS
----------

COMMENT 2.    FRONT COVER PAGE

       COMMENT 2.a.
       In the third paragraph, please set off the last sentence providing the cross-reference to the Risk Factors section so that it is more prominent.

       RESPONSE 2.a.
       We have made the requested edit.


       COMMENT 2.b.
       We had asked that the cover page make clearer that the Segment Return will apply only to amounts held to maturity. While the Key Features section makes this disclosure, the cover page only states that Segments "are designed to be held to maturity." This paragraph does not provide any meaningful description of the consequence of a decision to take an early distribution. Please revise the paragraph to make that clear.

       RESPONSE 2.b.
       This paragraph has been revised.


       COMMENT 2.c.
       We had asked that the cover page clarify that negative adjustments will be made to withdrawals made before a Segment matures. The cover page now states that "the interim value of a [S]egment may be more or less than your initial investment." This statement can be misleading, because prior withdrawals can make interim values less than the initial investment without regard to any adjustments at all. Please revise this language accordingly.

       Separately, we believe it would be helpful to briefly summarize the circumstances under which a negative adjustment is more likely, independent of the direction of the market, e.g., where the market is more volatile and where the withdrawal is made earlier in the Segment. Please revise the prospectus accordingly, and make corresponding changes elsewhere in the prospectus where "may be more or less" or similarly constructed disclosure as to adjustments on withdrawal is provided (e.g., sixth bullet on page 7 and the fourth Risk Factors bullet on page 13).

       RESPONSE 2.c.
       We have revised the disclosure in the appropriate locations.


       COMMENT 2.d.
       We had asked that the cover page provide a more general description of the option. The cover page now includes a statement that the option is "designed to provide a combination of ... [downside] protection and limitation on participation in certain increases in the index." Please expand on this to note that the downside protection is limited to the first 10 to 30 percent of loss, depending on the length of the Segment. Please also add this disclosure to the first bullet point in the Risk Factors section.

       RESPONSE 2.d.
       The suggested disclosure has been added in both locations.


       COMMENT 2.e.
       In the third sentence of the third paragraph, in addition to providing a more descriptive cross-reference to Appendix I as requested, please also disclose that Appendix I contains all material variations from the contract described in the prospectus. Please also make corresponding changes to the disclosure on page 9.

       RESPONSE 2.e.
       The suggested disclosure has been added in both locations.


       COMMENT 2.f.
       With respect to the second to last sentence of the fourth paragraph on the front cover page and the sentence preceding the chart at the bottom of page 16 regarding the insurance company's ability to refuse to accept or place further limits on contribution, please highlight the impact that refusal of contributions may have on the value and benefits of an owner's contract, i.e., that it will limit the contract value and death benefit. In doing so, please also describe more fully on page 16 the circumstances under which the registrant may refuse contributions may be refused or place further limits on them.

       RESPONSE 2.f.
       The disclosure has been revised in both locations.

       COMMENT 2.g.
       The initial filing provided a section called "Protected Investment Option Definitions" where terms relevant to the Protected Investment Option were defined and also provided an "Index of key words and phrases" where the page number on which the definition of other terms were indicated. However, it now appears that the two sections have been combined into a single new Definitions of key terms" section that now appears after the table of contents. Please ensure that all terms originally contained in the "Index of key words and phrases" in the initial filing are included in the new "Definitions of key terms."

       RESPONSE 2.g.
       All essential terms have been included in the "Definition of key terms" section. Those terms that were not carried over from the "Index of key words and phrases" were points of reference that did not require definitions.


       COMMENT 2.h.
       The last paragraph should be revised to reflect the appropriate registration statement. For example, the front cover page and disclosure under "Financial statements" of a prospectus on Form S-3 should not make references to a statement of additional information ("SAI") given that the SAI is not part of the Form S-3 registration statement.

       RESPONSE 2.h.
       The requested change has been made.


       COMMENT 2.i.
       Please add disclosure to the bolded language noting the risk of a substantial loss of principal to the effect that notes this risk is not present in traditional investments offered through the registrant's general account.

       RESPONSE 2.i.
       The suggested disclosure has been added.


       COMMENT 2.j.
       The statement on the cover page that the contract "governs" with respect to all rights and obligations, coming immediately after the statement that the prospectus "provides a description of all material rights and obligations," implies that there may be material terms as to which the contract could contradict the prospectus and in that case prevail as a matter of federal securities law. Please revise the prospectus to remove this suggestion.

       RESPONSE 2.j.
       The referenced sentence has been placed at the beginning of the paragraph to remove this suggestion.


COMMENT 3.  PROTECTED INVESTMENT OPTION DEFINITIONS (PAGE 5)

       COMMENT 3.a.
       The use of "Segment Business Day," "Scheduled Holiday," and "Unscheduled Close Date" remains confusing.

       Specifically, a Segment Business Day is defined in part as a "business day," which by definition must be a day on which the NYSE is open. If this is true, defining a Scheduled Holiday based in part on whether the NYSE is open becomes circuitous, at least as to NYSE based indices (as illustrated by the third sentence of the definition for "Unscheduled Close Date").

       It would seem much more concise to define a "Segment Business Day" as a "business day" on which a value for all underlying Indices of a Segment are scheduled to be published, and to explain that days on which an underlying Index of a Segment would not be published include scheduled (e.g., holidays) and unscheduled circumstances (e.g., emergency conditions as determined by the SEC.) Under this approach, use of the terms "Scheduled Holiday" and "Unscheduled Close Date" would be unnecessary, and the few instances in which these terms elsewhere in the prospectus could be replaced with slightly more disclosure. Please consider revising the prospectus accordingly.

       In addition, please confirm supplementally that a Segment Business Day must still be a day on which all values for underlying indices for all Segments are scheduled to be published or made available as originally defined. If still true, please state that more clearly in the definition.

       RESPONSE 3.a.
       The defined terms "Schedule Holiday" and "Unscheduled Close Date" have been removed. Instead, per the staff's advice, we have provided a description of what does not constitute a Segment Business Day within the definition of Segment Business Day. The disclosure has been modified where applicable to conform with this change.

       The Segment Business Day definition has been rewritten to highlight that it must be a day on which values for all indices are scheduled to be published.

       COMMENT 3.b.
       Based on current definitions, it appears to be appropriate to insert "Segment Business Day" in lieu of "business day" in third sentence of second paragraph under "Your contract's value in the protected investment options" on page 27. Please revise the disclosure accordingly.

       RESPONSE 3.b.
       The sentence has been edited.


COMMENT 4.    PROTECTED CAPITAL STRATEGIES AT A GLANCE - KEY FEATURES
              (PAGES 7 AND 8)

       COMMENT 4.a.
       Please clarify in the Protected Investment Option subsection what benefits an investor can expect from the Protected Investment Option relative to other indexed fixed account options that do not expose investors to the risk of loss to the extent that this product does.

       RESPONSE 4.a.
       This bolded bullet-point has been revised.


       COMMENT 4.b.
       The second bullet in the Protected Investment Option subsection states that the "[i]nvestments in Segments are not investments in underlying mutual funds..." Please make this the first sentence in the bullet and add disclosure to the effect that the investments are held in the registrant's general account.

       RESPONSE 4.b.
       The sentence has been moved and disclosure regarding where the investments are held has been added.


       COMMENT 4.C.
       The prospectus notes that the Series ADV contract is purchased through a fee-based account maintained by a registered broker-dealer. Please clarify supplementally the circumstances under which these fee-based accounts would not be maintained by a financial adviser.

       RESPONSE 4.C.
       The fee-based accounts will be maintained by registered investment advisers. The disclosure has been revised accordingly.


       COMMENT 4.D.
       The Tax advantages subsection is incomplete inasmuch as it does not provide equally prominent disclosure of the tax disadvantages to holding the contract, e.g., ordinary income tax rates applicable to income received under the contract. Please revise this subsection to provide equally prominent disclosure of tax disadvantages and revise the heading for the subsection accordingly.

       RESPONSE 4.D.
       This section has been renamed and revised accordingly.


       COMMENT 4.E.
       The Payout Options subsection lists the Variable Immediate Annuity payout options and the Income Manager payout options. These options are not options under the contract described in the prospectus. Accordingly, please delete them from the list of available options. You may, if you wish, make a general reference to the fact that AXA offers contracts that provide income solutions.

       RESPONSE 4.E.
       Specific discussion of the Variable Immediate Annuity and Income Manager products has been removed from the prospectus.



COMMENT 5.    FEE TABLE (PAGE 10)

       COMMENT 5.a.

       We had asked that the existence and extent of the early withdrawal adjustment in the fee table be provided in the fee table , along the lines of the disclosure provided in the prospectus filed by AXA Equitable under 1933 Act File No. 333-161963 (" MSO Prospectus "). In response, you stated that you do not consider the Segment Interim Value to be an application of an early withdrawal penalty and, therefore, that there is no withdrawal charge appropriate for inclusion in the fee table. You noted that you revised Appendix II to explain in more detail the calculation of Segment Interim Value.

       The staff does not agree that the presence of a penalty is a prerequisite for inclusion of a potential expense in the fee table. Even assuming it was, the staff is not persuaded that the adjustment called for in the calculation of the Segment Interim Value can avoid that characterization, because the adjustment for estimated downside loss is not limited on a pro-rata basis even though the adjustment for estimated upside gain is. Most importantly, the staff believes that inclusion of the potential for loss in a fee table will assist in bringing that potential to the attention of investors. Please revise the fee table currently in the Form S-3 prospectus as requested.

       RESPONSE 5.a.
       The fee table has been revised as requested.


       COMMENT 5.b.
       The fee table includes a column for waivers, but none are listed, and the footnote indicates only that "there is no guaranteed expense limitation in effect." Please clarify supplementally the purpose of this footnote and ensure that the use of waivers in the table complies with staff requirements. Separately, please ensure that the captions in the table for the two series listed on page 12 are consistent.

       RESPONSE 5.b.
       The columns entitled "Fee waivers and/or Expense Reimbursements" and "Net Annual Expenses (After Expense Limitations)", along with the corresponding footnote, have been removed from the Fee table.


COMMENT 6.    RISK FACTORS (PAGE 13)

       COMMENT 6.a.
       Please revise the third and fourth bullet point of the Risk Factors section for plain English. In addition, the third bullet in the Risk Factors section now states that failure to elect a Performance Cap Threshold risks the possibility that returns in the Segment may be lower than one of the other available investment options. For clarity, please revise this sentence to provide disclosure to the effect that this failure could result in amounts being invested that are tied to an Index with a risk/return profile that the investor finds unacceptable. Please make corresponding changes to the disclosure in the paragraph on page 23 discussing why the registrant does not require the investor to specify a Performance Cap Threshold.

       RESPONSE 6.a.
       The suggested revisions have been made in both locations.


       COMMENT 6.b.
       The first bullet point in the second column of the Risk Factors section now notes the risk that, because withdrawals are assessed as a percent of contributions the impact of withdrawals from Segments are greater when the Segment Interim Value of principal being withdrawn is less than the "contribution being withdrawn" This risk is true for any amounts invested under a Series B contract and not just for those amounts invested under that contract that are allocated to a Segment. Please revise the Risk Factors section to note this separately as a risk for any amounts invested under those contracts.

       RESPONSE 6.b.
       The risk is now addressed in a separate bullet point.


       COMMENT 6.c.
       We requested expanding the disclosure under the fourth bullet point to identify all circumstances that would result in the application of the Segment Interim Value- Despite the modifications made, there is still a need to incorporate all circumstances that would result in application of the Segment Interim Value adjustments (e.g., cancellation, surrender, or death, as disclosed in the fourth sentence of the third to last paragraph under "Segment Types" on page 21). Please disclose those not already identified in the first sub-bullet point under the fourth bullet point in a separate sub-bullet point.

       RESPONSE 6.c.
       The disclosure has been expanded in a new sub-bullet point.


       COMMENT 6.d.
       The second bullet point indicates that a Segment Return may be lower than would be the case if the investor "invested directly in the applicable Index." The staff understands that, while an investor may invest in instruments whose performance track the performance of an index, direct investment is not possible. Please confirm this supplementally and, if so, revise the prospectus accordingly.

       RESPONSE 6.d.
       We have revised the bullet point to refer to investments in mutual funds or exchange-traded funds, rather than any investment directly in an index.


       COMMENT 6.e.
       In the example provided in the first bullet point in the second column of page 13 in the Risk Factors section, please disclose the amount of the withdrawal charge that is expressed both in dollar terms and as a percentage of the amount withdrawn.

       RESPONSE 6.e.
       The example has been revised accordingly.


       COMMENT 6.f.
       Please revise the Risk factors section to address the key risks associated with the variable investment options.

       RESPONSE 6.f.
       New disclosure has been included to address the risks associated with the variable investment options.

       COMMENT 6.g.
       In the third bullet point in the second column of page 13 in the Risk Factors section, please address AXA's ability to change indices during the course of a Segment.

       RESPONSE 6.g.
       The disclosure in this bullet point has been expanded accordingly.


       COMMENT 6.h.
       Please expand the fourth bullet point in the second column on page 13 regarding AXA's responsibility for obligations owed under the contract to note that investors must look to AXA's financial strength to assess its ability to satisfy those obligations.

       RESPONSE 6.h.
       The requested disclosure has been added.


COMMENT 7.    CONTRACT FEATURES AND BENEFITS - HOW YOU CAN MAKE YOUR
              CONTRIBUTIONS (PAGE18)

       COMMENT 7.a.
       The staff asked that the references to "we" in the second and third sentences in the set off definition of "business day" on page 19 be clarified as to what entity it was intended to refer to, i.e., to AXA Equitable or the New York Stock Exchange ("NYSE").

       You responded that the references to "we" in the definition of "business day" correctly referred to AXA Equitable, and that on a day that the SEC declares a closure of the NYSE due to emergency conditions, AXA Equitable would either close early or not open for business.

       Therefore, for clarity, please revise the definition of "business day" as provided on pages 5, 19, and 54 to incorporate your response above. Specifically, the definitions should make it clear that AXA Equitable would close for business because the SEC declares emergency conditions, and, as a consequence, the NYSE has also closed.

       RESPONSE 7.a.
       The definition of "business day" has been rewritten to clarify that that AXA Equitable would close for business if the SEC declared an emergency condition, and, as a consequence, the NYSE also closed.

       COMMENT 7.b.
       Please clarify the circumstances under which each contract type is available through which series.

       RESPONSE 7.b.
       The table has been edited to clarify that Series B and Series ADV are available for each contract type.


COMMENT 8.    CONTRACT FEATURES AND BENEFITS - PROTECTED INVESTMENT OPTION
              (PAGE 21)

       COMMENT 8.a.
       The prospectus now states that the investor's Performance Cap Threshold "is ...not" an annual rate of return. Since investors may more clearly understand specifying an annual rate, please either provide disclosure to the effect that specification of the threshold on that basis will in fact be allowed or clarify supplementally the grounds for not allowing the threshold to be expressed on that basis.

       RESPONSE 8.a.
       The Segments are designed to provide a point-to-point rate of return. Expressing a rate of return as an annual rate of return implies an annual crediting rate. That would be misleading.


       COMMENT 8.b.
       Please clarify where an investor may find historical performance information on the Gold Index and the Oil Index.

       RESPONSE 8.b.
       We have provided the web addresses where this historical data can be found.


       COMMENT 8.c.
       For clarity, please indent the subsections discussing the preconditions required for sweeping funds into a Segment so that they are clearly understood as subsections relating to the Segment Sweep subsection.

       RESPONSE 8.c.
       These subsections have been numbered to indicate that they are the segment participation requirements. The term "Segment Sweep" has been replaced with "Segment Participation Requirements."

       COMMENT 8.d.
       The prospectus now states on page 23 that Segment Maturity Value may be transferred into another Segment Type Holding Account "at any time before the next Segment Start Date."

       RESPONSE 8.d.
       This is a true statement in the context of the paragraph. If a Segment matures and, due to the circumstances enumerated in the paragraph, the Segment Maturity Value does not enter a new Segment that month, the owner has the option to transfer that value any time before the next Segment Start Date.


       COMMENT 8.e.
       The prospectus states in the first full paragraph on page 21 that if there is delay in a Segment Maturity Date due to an Unscheduled Close Date, then the registrant will use "reasonable efforts" to honor the maturity instructions of investors with assets allocated to that Segment. The prospectus then states in the second sentence that the Segment Start Date for all Segments will be the same day as the Segment Maturity Date for the Segments affected by the Unscheduled Close Date "if [the registrant is] able to do this." Please clarify what happens if the registrant is unable to honor those instructions as to any investor or as to some investors but not others. Separately, please revise that second sentence for plain English.

       RESPONSE 8.e.
       We have rewritten this section to address the concerns the staff raised in this comment, as well as in Comments 8.f., 8.g., and 8.j.


       COMMENT 8.f.
       The prospectus still states in the first sentence of the second full paragraph on page 25 that the registrant "may" create new Segments of a Segment Type using a different index if a Segment Maturity Date for a Segment is delayed under certain circumstances. This suggests that the creation is intended to address the delay. However, the prospectus then states in the next sentence that the registrant would regardless be unable to transfer in that month amounts in the matured Segment to Segments using the different index. If this is true, please either clarify supplementally why the first sentence is stated this way or revise the first sentence to remove the implication that the creation of different Segments would be done in response to the delay.

       RESPONSE 8.f.
       See Response 8.e.

       COMMENT 8.G.
       The first sentence of the third to last paragraph under "Effect of Unscheduled Closing Date" appearing on page 25 states the following:

              "If the New York Stock Exchange does not open for regular trading on any day, then that day is not a business day or Segment Business Day under the contract."

       For clarity, please insert, "and therefore, by definition, not a" in lieu of "or" in between "business day" and "Segment Business Date." The last paragraph of the subsection should similarly be revised.

       RESPONSE 8.g.
       See Response 8.e.


       COMMENT 8.h.
       The last paragraph under "Suspension, Termination and Changes to Segment Types and Indices" states that the company has the right, for various reasons, to substitute an alternative index or add additional indices at any time. Please provide additional disclosure as to this right to address the following issues:

       COMMENT 8.h.i.
       We had asked how an alternative index will affect the Index Performance Rate, Segment Rate of Return, and ultimately the Segment Maturity Value that an owner can expect. You responded that the performance of the Index Performance Rate, Segment Rate of Return and Segment Maturity Value will be affected by an alternative index, but that an alternative index would only be used for an existing Segment if the new index is similar to the index that is being replaced. If a similar index cannot be found, the Segment will be terminated. Please incorporate this response into the second to last paragraph. In addition, please clarify what would constitute a "similar index" by way of objective criteria and example.

       RESPONSE 8.h.i.
       The disclosure has been revised accordingly.


       COMMENT 8.h.ii.
       We also requested that you disclose that there may times when no Segments of any or all Segment Types will be offered including what would become of all amounts allocated to the Protected Investment Option. However, the last paragraph added to the subsection to address comment still needs to explain what would become of all amounts previously allocated to Protected Investment Option, i.e., monies held in existing Segments and Segment Type Holding Accounts.

       RESPONSE 8.h.ii.
       The requested disclosure has been added.


       COMMENT 8.i.
       You state in the new sentence now provided at the end of the fourth to last paragraph of the subsection "Segment Types" on page 21 that Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same Index and duration but provide less protection. Please highlight the sentence and also include this disclosure in the Risk Factors section.

       RESPONSE 8.i.
       This disclosure has been bolded on page 23 and has been included in the "Risk factors" section.


       COMMENT 8.j.
       Please expand on the fourth paragraph on page 25 to specify what constitutes "reasonable efforts to calculate the Segment Maturity Value" (e.g., along the lines of disclosure relating to fair value determinations) and to disclose what are the consequences if the Segment Maturity Value cannot be calculated.

       RESPONSE 8.j.
       See Response 8.e.


       COMMENT 8.k.
       The prospectus notes in the first paragraph of the "Partial withdrawal provision for lack of Segment" subsection on page 26 that, amounts in a Holding Account may be withdrawn without paying withdrawal charges if no Segments are created "because [the registrant] has terminated or suspended" that Segment Type. Please clarify why a Segment might be suspended or terminated.

       RESPONSE 8.k.
       The paragraph has been revised accordingly.


       COMMENT 8.l.
       For clarity, in lieu of identifying the Segment Start Date on page 22 and Segment Maturity Date on page 23 by a specific date (respectively, the 15th and 14th of each month where the latter could fall on a non-business day), please consider identifying them in the same manner as described in the first paragraph under "Setting the Segment Maturity Date and Segment Start Date" on page 24, i.e., respectively, the first segment Business Day and second Segment Business Day occurring after the 13th of the month.

       RESPONSE 8.l.
       These terms are now defined based on their relation to the 13th of the month.


       COMMENT 8.m.
       The disclosure relating to returning funds either to the investor or to a Segment Type Holding Account in case a Segment Type is suspended or cancelled is difficult to follow and incomplete. For example, if no Segment Type is created because of cancellation of suspension, it is unclear from what account funds are being moved that would otherwise trigger the withdrawal charge in the first place. It is also unclear what other options are available to the investor, other than retaining funds in the affected holding account in case of suspension. Further, it is unclear what is intended by the statements that amounts returned to a holding account "will not be greater than [the] account value" in the corresponding holding account, and that amounts transferred to the money market option "may not be greater than the amount transferred" from the holding account. Please revise this section completely and for plain English.

       RESPONSE 8.m.
       The disclosure regarding the cancellation provision has been revised accordingly.


       COMMENT 8.n.
       Under "Your right to cancel within a certain numbers of days" beginning on page 25, please clarify whether return of contract value reflects Segment Interim Value.

       RESPONSE 8.n.
       The disclosure has been revised to clarify that the return of account value reflects Segment Interim Value.


       COMMENT 8.o.
       The Segment Types subsection of the Protected Investment Option section on page 21 states that you are not obligated to offer any one particular Segment Type. Please also disclose, as applicable, the extent to which you are obligated to offer any Segment Type at all.

       RESPONSE 8.o.
       The first sentence of the second to last paragraph in the "Segment Types" subsection provides this disclosure.

       COMMENT 8.P.
       In the last paragraph of the first column on page 21, you note that an investor "will be protected" from the first 20% of an Index's decline. Please revise this sentence to note that AXA is obligated to return the full amount of principal in case of an index's decline that does not exceed the stated percent. Please make corresponding changes elsewhere in the prospectus, as appropriate.

       RESPONSE 8.P.
       The recommended disclosure has been added.


COMMENT 9.    DETERMINING YOUR CONTRACT'S VALUE  (PAGE 27)

       COMMENT 9.a.
       The third paragraph under the subsection, "Your contract's value in the protected investment options," was added in response to our comment to provide a plain English explanation of how the Segment Interim Value is calculated and why it is imposed. The staff believes that the paragraph requires further revisions for plain English, in particular the third sentence of the paragraph. In addition, please summarize in plain English each of the four adjustments involved in calculating the Segment interim Value.

       RESPONSE 9.a.
       This paragraph has been revised accordingly.


       COMMENT 9.b.
       In the third sentence of the second paragraph under "Your contract's value in the protected investment options" on page 27 (and wherever else applicable, e.g., first sentence of Appendix II), please confine that the Segment Interim Value is calculated on each business day or Segment Business Day between the Segment Start and Segment Maturity Dates.

       RESPONSE 9.b.
       The requested disclosure has been provided.


COMMENT 10.   TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS (PAGE 28)

       COMMENT 10.a.
       We had asked you to expand the disclosure under "Transferring your account value" to address any limitations with respect to transfers in and/or out of or among the variable investment options. You replied that the current limitations with respect to transfers are listed on page 28. However, these restrictions are described as applying to the Protected Investment Option (e.g., among and between Segments and Segment Type Holdings Accounts). Please expand on this disclosure to note the transfer restrictions with respect to transfers among the variable investment options.

       RESPONSE 10.a.
       The requested disclosure has been provided.

       COMMENT 10.b.
       The prospectus notes in the paragraph following the bullet points under "Transferring your account value" that the registrant will provide advance notice of any changes or additions to transfers restrictions. Please revise the prospectus to clarify how and when owners will be told.

       RESPONSE 10.b.
       The disclosure has been revised.


COMMENT 11.   HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT? (PAGE 31)
The first sentence of the fifth paragraph on page 31 states that withdrawals from a Segment prior to your Segment Maturity Date reduces the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the withdrawal. Please confirm whether this necessarily true for the very first withdrawal made from a Segment.

RESPONSE 11.
This is true for all withdrawals.


COMMENT 12.  YOUR ANNUITY PAYOUT OPTIONS (PAGE 31)
In the last sentence in the paragraph under "Annuity maturity date" on page 34, please disclose what the default payout option is.

RESPONSE 12.
The requested disclosure has been added.


COMMENT 13.   CHARGES AND EXPENSES (PAGE 35)

       COMMENT 13.a.
       In the fuller description of the "Transfer charge" on page 35, please disclose what is provided in consideration for the charge.

       RESPONSE 13.a.
       The requested disclosure has been provided.

       COMMENT 13.b.
       In the last sentence under "10% free withdrawal amount" on page 36 you say that in certain states, the free withdrawal is not taken into account when calculating a full surrender of the contract. Please add this disclosure to "Surrendering your contract to receive its cash value" on page 31.

       RESPONSE 13.b.
       This disclosure has been added to "Surrendering your contract to receive its cash value."

       COMMENT 13.c.
       The prospectus states on page 36 that withdrawal charges equal a percentage of contributions. Please revise the prospectus to clarify how contributions that correspond to a withdrawal are determined.

       RESPONSE 13.c.
       The third sentence under the chart in "Withdrawal charges" continues the explanation of how the withdrawal process works. Contributions that have been invested the longest are withdrawn first.


COMMENT 14.   MORE INFORMATION (PAGE 53)

       COMMENT 14.a.
       Please add the phrase ", including our obligations with respect to amounts invested in the Protected Investment Option," after the word obligations in the first sentence in the "About the general account" section on page 54.

       RESPONSE 14.a.
       The proposed phrase has been added.

       COMMENT 14.b.
       Please revise the third bullet point under "Contributions, transfers, withdrawals and surrenders" on page 55 to make it clear that the bullet point is addressing variable investment options and the Segment Holding Account and that withdrawals or surrenders will be made based on the unit value next determined after the company receives the required information.

       RESPONSE 14.b.
       The third bullet point has been revised accordingly.


COMMENT 15.
We had asked you to update the disclosure under "Independent Registered Public Accounting firm" section appearing in the initial filing. You responded that the section has been moved to the Statement of Additional Information and will be updated when the Company files the pre-effective amendment. You also noted that no information pursuant to Item 10 in the prospectus regarding experts was required because there were none having the interests of the type on which disclosure under the Item is predicated. As you aware, the carve out provided by Instruction l to Item 509 of Regulation S-K as to what constitutes such an interest explicitly excludes accountants. Please confirm supplementally that the accountants for whom disclosure would otherwise be required have an interest of the type referred to above.

RESPONSE 15.
We have moved the section from the SAI to its original location in "Incorporation of certain documents by reference." We have not yet referenced our independent registered public accounting firm by name, because that would require a consent. The auditor's consent will be provided in our next pre-effective amendment. Given the volume and depth of the comments from this letter, we felt it would be premature to request the consent until we've resolved the outstanding comments with the staff.


COMMENT 16.   APPENDIX II - PREAMBLE

       COMMENT 16.a.
       The prospectus now states in the second sentence that the formula is "designed to estimate the fair value ...of [the registrant's]
       obligation to credit the Segment Maturity Value...." This is too oblique a summation of the primary purpose of the adjustment, which is to have the Segment Interim Value reflect the investor's agreement to be both exposed to the stated downside risk and to benefit from the limited potential for gain. Please revise this sentence accordingly.

       RESPONSE 16.a.
       This sentence has been revised to reflect the suggested disclosure.


       COMMENT 16.b.
       The prospectus now states in the third sentence introducing how the Segment Interim Value is calculated that the formula used "refers" to investments in fixed instruments and derivatives. The use of the word "refers" is unclear and does not clarify why the formula does this. Please revise this sentence to more clearly convey how these investments relate to the formula and at least provide in the sentence a cross reference to the overview as to what are the risks and exposures the stated elements of the formula are intended to address.

       RESPONSE 16.b.
       This sentence has been revised to reflect the suggested disclosure. A cross reference to the risks has been provided in the fourth sentence.

       COMMENT 16.c.
       The fourth sentence of the preamble now states that the registrant "may" hold in the derivatives that are used in the formula, but is "not required to do so." It appears to be highly likely that the Fair Value of Derivatives will have to depend on derived values because of the very specific Segment Maturity Dates, Segment Buffers and Participation Cap Rates used. Accordingly, please revise this disclosure to note that the estimates for the Fair Value of Derivatives will in all likelihood be based on the derived values for hypothetical derivatives.

       RESPONSE 16.c.
       This sentence has been revised to reflect the suggested disclosure.


       COMMENT 16.d.
       Please note in the preamble that the adjustment resulting in the Segment Interim Value could cause an investor to lose principal, even where the relevant Index has increased since the Segment Start Date, and that loss could be substantial. Please further note that this is due to the fact that that there is always some risk that the relevant Index would have declined by the Segment Maturity Date.

       RESPONSE 16.d.
       This sentence has been revised to reflect the suggested disclosure.


       COMMENT 16.e.
       The third sentence of the preamble to Appendix II notes that the formula described includes an adjustment relating to the "Performance Cap Calculation," which "was performed assuming that the Segment would continue until the Segment Maturity Date." Please revise this sentence for plain English.

       RESPONSE 16.e.
       This sentence has been revised.

COMMENT 17.   APPENDIX II - OVERVIEW

       COMMENT 17.a.
       The first paragraph of the Overview now states what the purpose of the Fair Value of Fixed Derivatives is. The second paragraph appears intended to do the same for the Fair Value of Derivatives, and the third sentence achieves that goal, but it is unclear what is intended by the first sentence. Please revise the paragraph to put the third sentence first, and clarify supplementally what is intended by the first sentence.

       RESPONSE 17.a.
       The third has been moved to the beginning of the paragraph and the first sentence has been deleted. A new second sentence has been added to clarify the intention of the original, deleted first sentence.


       COMMENT 17.b.
       For clarity, please use captions preceding the first, second, fourth, and fifth paragraph of the Overview to note the discussions of the Fair Value of Fixed Instruments adjustment, the Fair Value of Derivatives adjustment, the Cap Calculation Factor, and the Performance Cap Rate limiting factor.

       RESPONSE 17.b.
       The recommended captions have been added.


       COMMENT 17.c.
       The first bullet point in the second paragraph of the new Overview that discusses the Fair Value of Derivatives Adjustment uses only one sentence to describe both the use of one call option to calculate the estimate of future gain and the use of the other call option to limit that gain. For clarity, please separate the summary of the two derivatives into two different sentences to more easily explain the function of each. In addition, please either clarify in the two bullet points what is intended by the phrases "Out of the Money" and "At the Money" or delete them.

       RESPONSE 17.c.
       This section has been revised to provide a clear introduction to the call options that represent components of the calculation of the fair value of derivatives.


       COMMENT 17.d.
       We note that adjustments for early withdrawals to account for upside gains limit increases to a pro-rata percentage of the Performance Cap Rate. Please confirm supplementally that the strike price used to calculate the value of the hypothetical put option is not similarly adjusted to pro-rate the downside protection from declines in the relevant index.

       RESPONSE 17.d.
       There is no similar adjustment to pro-rate the downside protection.

       COMMENT 17.e.
       Please clarify supplementally whether adjustments for early withdrawals to account for the agreed upon downside risk are similarly limited on the same logic (i.e., that the Segments are, in the words of the prospectus, "designed on the understanding that an owner will obtain the full Segment Maturity Value only on the Segment Maturity Date"). If there is no such limit, then please delete the quoted language from paragraph as it suggests a symmetry in limiting the adjustments that the product does not provide. In this case, please also disclose to the investors that, while upside potential in an early withdrawal is limited on a pro-rata basis, downside potential is not limited at all other than what may be provided by a Segment Buffer.

       In addition, please confirm supplementally that the hypothetical put option strike price used to calculate the effect of the Segment Buffer is not similarly adjusted to pro-rate the Segment Buffer.

       RESPONSE 17.e.
       The referenced sentence has been deleted and the recommended disclosure has been included to remove the suggestion of such a symmetry. We confirm that there is no similar adjustment to pro-rate the downside protection prior to maturity.


COMMENT 18.   APPENDIX II - DETAILED DESCRIPTION - FAIR VALUE OF FIXED
              INSTRUMENTS
The second sentence in this new discussion states that "swap rates are the risk free rates widely used in derivative markets." Critical to understanding how the Segment Interim Value operates is a concrete description of the fixed rate the registrant will choose as the interest rate input to the Fair Value of Fixed Instruments formula that is more specific than a generic reference to some rate that is "widely used." This is also true with respect to understanding the Fair Value of Derivatives formula's interest rate input described on page B-3. Please clarify specifically the swap rate, including duration that the registrant intends to use in both of these circumstances.


RESPONSE 18.
The suggested disclosure was provided.


COMMENT 19.   APPENDIX II - DETAILED DESCRIPTION - FAIR VALUE OF DERIVATIVES

       COMMENT 19.a.
       The first sentence of the first paragraph in this new discussion notes that the registrant "designates three options." For clarity, please instead be specific that the registrant calculates or derives the value of three different hypothetical options. In addition, please add a new sentence after the first sentence that reiterates the purpose of each. Please also separate the following disclosure describing what a put option and a call option are into a new paragraph, and put the last sentence of the Fair Value of Derivatives subsection, relating to inverse and direct relationships of option value, in this new paragraph.

       RESPONSE 19.a.
       The suggested changes were made.

       COMMENT 19.b.
       In the discussion of the Out of the Money Call Option in subparagraph
       (2), please provide new disclosure to the effect that the estimated value of this option offsets the value of the other call option so as to put a limit on the estimated value of future gains in a manner that is consistent with the Performance Rate Cap.

       RESPONSE 19.b.
       The subparagraph has been expanded to reflect the suggested disclosure.


       COMMENT 19.c.
       In the discussion of the Out of the Money Put Option, the new disclosure states that the fair value of this option represents the market value of the potential "to receive an amount equal to the excess of the negative return ...beyond the Segment Buffer." For clarity, please provide disclosure instead to the effect that this potential is to incur the losses equal to that excess.

       RESPONSE 19.c.
       The sentence has been amended to reflect the suggested disclosure.


       COMMENT 19.d.
       In the discussion of Net Convenience Value, please provide a plain English discussion of the purpose of this value, what it is intended to model, why it is included in the model, and provide more specifics on who provides the estimates of the value.

       RESPONSE 19.d.
       The disclosure has been revised.


COMMENT 20.   APPENDIX II - EXAMPLES

       COMMENT 20.a.
       We had asked you to revise the basis used to describe duration to months. You replied that you preferred this basis of presentation as it was consistent with how durations were presented in the prospectus. Notwithstanding that presentation, we believe simply noting the Segment Duration and Valuation Date in months is a more effective way to convey the passage of time essential to understanding the effect of the adjustments in the Segment Interim Value. Please revise the presentations accordingly. You may, if you wish, add the length in years parenthetically.

       RESPONSE 20.a.
       The Segment Duration, Valuation Date and Time to Maturity are now all expressed in terms of months.

       COMMENT 20.b.
       In the examples for Partial Withdrawals, please include additional line entries to demonstrate the effect of the withdrawal charge. Please also revise the basis on which Time to Maturity is presented in accordance with the comment provided in 20a, above.

       RESPONSE 20.b.
       The partial withdrawal example now includes a footnote, which discloses that the amount withdrawn is net of any applicable withdrawal charge.


COMMENT 21.
You have stated that all appropriate changes in response to initial comments given on Part II for Form S-3, and the SAI and Part C for From N-4 have been or will be provided in the next pre-effective amendment. You have also represented that all financial statements, exhibits, and certain other information as well as appropriate representations will be filed via pre-effective amendment. Please note that the remaining sections of both Forms S-3 and N-4 will be subject to further review to ensure that all appropriate changes as represented have been made to the satisfaction of the staff.

RESPONSE 21.
We have filed a pre-effective amendment on Form S-3 only. Given the extent of the staff's comments, we would prefer to resolve these issues prior to undertaking the requirements necessary for filing a pre-effective amendment on Form N-4. With the staff's permission, we renew our commitment to file all financial statements, exhibits, and certain other information as well as appropriate representations via our next pre-effective amendment. We recognize that the aforementioned items are still subject to review. In addition, please note that the changes reflected in the prospectus that accompany this filing are identical to the changes that will be reflected in the prospectus included in our future our Form N-4 pre-effective amendment.


Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.




                                                  Very truly yours,

                                              /s/ Jordan K. Thomsen
                                              ---------------------
                                                  Jordan K. Thomsen


cc: Christopher E. Palmer, Esq.